UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 2)*
Avalon Pharmaceuticals, Inc.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
05346P 10 6

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05346P 10 6	13G	Page	2	of	11	Pages

1	NAMES OF REPORTING PERSONS Forward Ventures IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		593,191 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

593,191 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

593,191 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	05346P 10 6	13G	Page	3	of	11	Pages

1	NAMES OF REPORTING PERSONS Forward Ventures IV B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		593,191 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

593,191 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

593,191 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	05346P 10 6	13G	Page	4	of	11	Pages

1	NAMES OF REPORTING PERSONS Forward IV Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		593,191 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

593,191 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

593,191 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	05346P 10 6	13G	Page	5	of	11	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Standish M. Fleming

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		593,191 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

593,191 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

593,191 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	05346P 10 6	13G	Page	6	of	11	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ivor Royston, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		33,325 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		593,191 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		33,325 shares

WITH:	8	SHARED DISPOSITIVE POWER

593,191 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

626,516 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Schedule 13G

Item 1(a).	Name of Issuer: Avalon Pharmaceuticals, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
20358 Seneca Meadows Parkway, Germantown, MD 20876

Item 2(a).	Names of Person Filing: (1) Forward Ventures IV, L.P. (“IV, L.P.”); (2) Forward Ventures IV B, L.P. (“IV B, L.P.”); (3) Forward IV Associates, LLC (“Associates LLC”) (the sole general partner of IV, L.P. and IV B, L.P.); and (4) each of Standish M. Fleming and Ivor Royston, M.D. (the managing members of Associates LLC). IV, L.P., IV B, L.P., Associates LLC, Standish M. Fleming and Ivor Royston, M.D. are collectively referred to as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of the Reporting Persons is 9393 Towne Centre Drive, Suite 200, San Diego, CA 92121.

Item 2(c).	Citizenship: Each of IV, L.P. and IV B, L.P. is a limited partnership organized under the laws of the State of Delaware. Associates LLC is a limited liability company organized under the laws of the State of Delaware. Each of Standish Fleming and Ivor Royston, M.D. is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, $0.01 par value (“Common Stock”)

Item 2(e).	CUSIP Number: 05346P 10 6

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a) [ ]	Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Act”).

	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act.

	(c) [ ]	Insurance Company as defined in Section 3(a)(19) of the Act.

	(d) [ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940.

	(e) [ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f) [ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g) [ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

	(j) [ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:

As of December 31, 2007, (i) IV, L.P. was the record holder of 546,833 shares of Common Stock, (ii) IV B, L.P. was the record holder of 46,358 shares of Common Stock (such 593,191 shares of Common Stock to be referred to collectively as the “Record Shares”) and (iii) Ivor Royston, M.D. was the record holder of 13,210 shares of Common Stock and options to purchase 20,486 shares of Common Stock, of which 20,115 shares are exercisable by Dr. Royston within 60 days.

By virtue of their relationship as affiliated entities with overlapping general partners, IV, L.P. and IV B, L.P. may each be deemed to beneficially own all of the Record Shares. By virtue of the affiliate relationship among IV, L.P., IV B, L.P. and Associates LLC, Associates LLC may be deemed to beneficially own all of the Record Shares. In their capacities as individual managing members of Associates LLC, each of Standish Fleming and Ivor Royston, M.D. may be deemed to beneficially own all of the Record Shares.

Each of the Reporting Persons expressly disclaims beneficial ownership, except to the extent of its/his pecuniary interest therein, if any, of any shares of Common Stock of the Company except in the case of (i) IV, L.P. for the 546,833 shares of Common Stock it holds of record, (ii) IV B, L.P. for the 46,358 shares of Common Stock it holds of record and (iii) Ivor Royston, M.D. for the 13,210 shares of Common Stock and for the options to purchase 20,486 shares of Common Stock, of which 20,115 shares are exercisable by Dr. Royston within 60 days, issuable upon the exercise of such options, which he holds directly.

	(b)	Percent of Class:

3.5% for each Reporting Person except Ivor Royston, M.D.; 3.7% for Ivor Royston, M.D. The foregoing percentages are calculated based upon the 17,026,462 shares of Common Stock reported to be outstanding as of October 31, 2007, in the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 2007.

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

0 shares for each Reporting Person except for Ivor Royston, M.D.; 32,953 shares of Common Stock for Ivor Royston, M.D.

(ii) shared power to vote or to direct the vote:

593,191 shares for each Reporting Person.

(iii) sole power to dispose or direct the disposition of:

0 shares for each Reporting Person except for Ivor Royston, M.D.; 32,953 shares of Common Stock for Ivor Royston, M.D.

(iv) shared power to dispose or direct the disposition of:

593,191 shares for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable. The Reporting Persons expressly disclaim membership in a “group” as defined in Section 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: February 12, 2008

FORWARD VENTURES IV, L.P.

By:	Forward IV Associates, LLC

	By:	/s/ Standish M Fleming

Standish M. Fleming
Managing Member

FORWARD VENTURES IV B, L.P.

By:	Forward IV Associates, LLC

	By:	/s/ Standish M Fleming

Standish M. Fleming
Managing Member

FORWARD IV ASSOCIATES, LLC

	By:	/s/ Standish M Fleming

Standish M. Fleming
Managing Member

/s/ Standish M Fleming

Standish M. Fleming

/s/ Ivor Royston, M.D.

Ivor Royston, M.D.

Exhibit 1
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Avalon Pharmaceuticals, Inc.
Date: February 12, 2008

FORWARD VENTURES IV, L.P.

By:	Forward IV Associates, LLC

	By:	/s/ Standish M Fleming

Standish M. Fleming
Managing Member

FORWARD VENTURES IV B, L.P.

By:	Forward IV Associates, LLC

	By:	/s/ Standish M Fleming

Standish M. Fleming
Managing Member

FORWARD IV ASSOCIATES, LLC

	By:	/s/ Standish M Fleming

Standish M. Fleming
Managing Member

/s/ Standish M Fleming

Standish M. Fleming

/s/ Ivor Royston, M.D.

Ivor Royston, M.D.